As filed with the Securities and Exchange Commission on December 13, 2002
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                ----------------

                                 MEDIABAY, INC.
             (Exact name of registrant as specified in its charter)

                                 ---------------

   Florida              2 Ridgedale Avenue - Suite 300              65-0429858
(State or other         Cedar Knolls, New Jersey 07927            (IRS employer
jurisdiction of                (973)  539-9528                    identification
incorporation or      (Address, including zip code, and               number)
organization)         telephone number, including area code,
                   of registrant's principal executive offices)

                               ------------------

                                 Michael Herrick
                             Chief Executive Officer
                                 MediaBay, Inc.
                         2 Ridgedale Avenue - Suite 300
                         Cedar Knolls, New Jersey 07927
                                 (973) 539-9528
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------

                                    Copy to:
                             Robert J. Mittman, Esq.
                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000
                            Facsimile: (212) 885-5001

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
                                                                Proposed
                                                                Maximum            Proposed
Title of each                                 Amount            Offering           Maximum            Amount of
Class of Securities                            To be           Price Per          Aggregate         Registration
to be Registered                           Registered(1)      Security(2)     Offering Price(2)          Fee
--------------------------------------------------------------------------------------------------------------------
Common stock, no par value per share       18,225,499(3)          $.885          $16,129,567         $1,484
--------------------------------------------------------------------------------------------------------------------

(1) Includes 2,302,500 shares of common stock issuable upon exercise of outstanding warrants, 11,458,741 shares of common stock issuable upon conversion of convertible notes and 4,464,258 shares of common stock issuable upon conversion of preferred stock. All of the shares of common stock being registered hereby are being offered for the accounts of selling shareholders who acquired such shares or options or warrants to acquire shares in private transactions. Except as set forth in the footnotes below, no other shares of the registrant's common stock are being registered pursuant to this offering.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on December 10, 2002.

(3) Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered hereunder additional shares of common stock as may be issued to the selling shareholders because of any future stock dividends, stock distributions, stock splits, similar capital readjustments or other anti-dilution adjustments.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                             DATED DECEMBER 13, 2002


                                 MEDIABAY, INC.

                        18,225,499 Shares of Common Stock

      This prospectus relates to up to 18,225,499 shares of the common stock of MediaBay, Inc., which have been registered for resale by some of our shareholders pursuant to this prospectus.

      The common stock may be offered from time to time by the selling shareholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution." MediaBay will not receive any of the proceeds from any sale of common stock by the selling shareholders. MediaBay will receive proceeds from any exercise for cash of warrants made before any sale of any of the shares of common stock being offered under this prospectus that are underlying warrants.

      The common stock is listed for trading on the Nasdaq National Market under the symbol "MBAY". On December 11, 2002, the closing sale price of the common stock as reported by the Nasdaq National Market was $1.20.

      An investment in the common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on Page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this Prospectus is ______________, 2002.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents previously filed by MediaBay with the Securities and Exchange Commission are incorporated herein by reference and shall be deemed a part of this prospectus:

(a)   Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

(b)   Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(c)   Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

(d)   Quarterly Report on Form 10-Q for the quarter ended September 30, 2002;

(e)   Current Report on Form 8-K dated October 1, 2002;

(f) The description of our common stock contained in our Registration Statement on Form 8-A dated November 12, 1999, together with any amendment or report filed with the SEC for the purpose of updating the description; and

(g) All documents filed by MediaBay pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to the effectiveness of the registration statement.

      All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and before the termination of the offering of the securities hereby shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus on the date of filing of the documents. Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which it is a part.

      This prospectus incorporates documents by reference with respect to MediaBay that are not presented herein or delivered herewith. These documents are available without charge to any person, including any beneficial owner of our securities, to whom this prospectus is delivered, upon written or oral request to Mr. John Levy, MediaBay, Inc., 2 Ridgedale Avenue - Suite 300, Cedar Knolls, New Jersey 07927, telephone: (973) 539-9528.

      MediaBay is subject to the informational requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. These reports and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

                                   THE COMPANY

      MediaBay, Inc. is a leading media, marketing and publishing company specializing in spoken audio content, whose businesses include direct response and interactive marketing, retail product distribution, media publishing and broadcasting.

      MediaBay is comprised of four operating divisions, Audio Book Club, the leading club for audiobooks, Radio Spirits, the leading seller of classic radio programs, MediaBay.com, MediaBay's digital audio download service, and RadioClassics, a leading distributor of classic radio content across multiple broadcast platforms, including satellite and traditional radio.

      Our content library consists of more than 60,000 classic radio programs, 3,500 film and television programs and thousands of audiobooks. The majority of our content is acquired under exclusive licenses from the rights holders enabling us to manufacture the product giving us significantly better product margins than other companies.

      Our customer base includes approximately 3.0 million spoken audio buyers who have purchased via catalogs and direct mail marketing. We also currently have an additional 2.2 million e-mail addresses of spoken audio buyers and enthusiasts online. Our old-time radio products are sold in over 7,000 retail locations, including Wal-Mart, Costco, Target, Sam's Club, Barnes & Noble, Borders, Cracker Barrel and Amazon.com.

      We were incorporated in Florida in August 1993 under the name Audio Book Club, Inc. In October 1999, we changed our name to MediaBay, Inc. Our principal executive offices are located at 2 Ridgedale Avenue - Suite 300, Cedar Knolls, New Jersey 07927. Our telephone number is (973) 539-9528. Our principal Internet addresses are MediaBay.com, RadioSpirits.com and Audiobookclub.com. Information contained on these web sites and our other web sites is not deemed part of this prospectus.

                                  RISK FACTORS

      Prospective investors should consider carefully the following risk factors before purchasing any shares of the common stock offered hereby by the selling shareholders.

      Risks Related to our Operations

      Our products are sold in a niche market that is still evolving and may have limited future growth potential.

      We believe that the market for audiobooks has expanded rapidly in recent years. However, consumer interest in audiobooks and old time radio may decline in the future, and growth trends in these markets may stagnate or decline. The sale of audiobooks through mail order clubs and over the Internet are emerging retail concepts, and audiobooks are still evolving as a niche market. As is typically the case in an evolving industry, the ultimate level of demand and market acceptance for our products is subject to a high degree of uncertainty. A decline in the popularity of audiobooks and old time radio would limit our future growth potential and negatively impact our future operating results.

      We may be unable to anticipate changes in consumer preference for our products and may lose sales opportunities.

      Our success depends largely on our ability to anticipate and respond to a variety of changes in the audiobook and old-time radio industries. These changes include economic factors affecting discretionary consumer spending, modifications in consumer demographics and the availability of other forms of entertainment. The audiobook and old time radio markets are characterized by changing consumer preferences, which could affect our ability to:

      o     plan for catalog offerings;

      o     introduce new titles;

      o     anticipate order lead time;

      o     accurately assess inventory requirements; and

      o     develop new product delivery methods.

      Although we evaluate many factors and attempt to anticipate the popularity and life cycle of audiobook titles, the ultimate level of demand for specific titles is subject to a high level of uncertainty. Sales of audiobook titles typically decline rapidly after the first few months following release. If sales of specific titles decline more rapidly than we expect, we could be left with excess inventory, which we might be forced to sell at reduced prices. If we fail to anticipate and respond to factors affecting the audiobook industry in a timely manner, we could lose significant amounts of capital or potential sales opportunities.

      We may experience system interruptions, which affect access to our websites and our ability to sell products over the Internet.

      Our future revenues may depend in part on the number of web site visitors who join as Audio Book Club members and who make online purchases. The satisfactory performance, reliability and availability of our web sites, transaction-processing systems and network infrastructure are critical to our ability to attract and retain visitors at our web sites. If we experience system interruptions that prevent customers and potential customers from accessing our web sites, consumer perception of our on-line business could be adversely affected, and we could lose sales opportunities and visitor traffic.

      We may not be able to license or produce desirable spoken word content, which could reduce our revenues.

      We could lose sales opportunities if we are unable to continue to obtain the rights to additional audiobook libraries or selected audiobook titles. Many of our license agreements with audiobook publishers are short-term, non-exclusive agreements, typically one to three years in length, and some of our agreements will expire over the next several months unless they are renewed. We may not be able to renew existing license and supply arrangements for audiobook publishers' libraries or enter into additional arrangements for the supply of new audiobook titles.

      If our third-party providers fail to perform their services properly, our business and results of operations could be adversely affected.

      Third-party providers conduct all of our Audio Book Club customer service operations, process orders and collect payments for us. If these providers fail to perform their services properly, Audio Book Club members could develop negative perceptions of our business, collections of receivables could be delayed and our operations might not function efficiently.

      If our marketing strategy to acquire new members are not successful, our costs would increase, and we will not acquire as many members as we anticipate, which would inhibit our sales growth.

      If our direct mail and other marketing strategies are not successful, our per member acquisition costs may increase and we may acquire fewer new members than anticipated. As a result, our operating results would be negatively impacted and our sales growth would be inhibited.

      The public may become less receptive to unsolicited direct mail campaigns.

      The success of our direct mail campaigns is dependent on many factors including the public's acceptance of direct mail solicitations. Events in the Fall of 2001, including individuals contracting Anthrax through unsolicited mail, could alter the public's acceptance of direct mail. Negative public reception of direct mail solicitations will result in lower custom acquisitions rates, higher customer acquisition costs and will negatively impact operating results and sales growth.

      Increased member attrition could negatively impact our future revenues and operating results.

      Increases in membership attrition above the rates we anticipate could materially reduce our future revenues. We incur significant up front expenditures in connection with acquiring new members. A member may not honor his or her commitment, or we may choose to terminate a specific membership for several reasons, including failure to pay for purchases, excessive returns or cancelled orders. As a result, we may not be able to fully recoup our costs associated with acquiring new members. In addition, once a member has satisfied his or her initial commitment to purchase additional audiobooks at regular prices, the member has no further commitment to make purchases.

      The closing of retail stores, which carry our products, could negatively impact our wholesales sales of these products.

      If the recent trend of bankruptcy filings by major retailers continues, the number of outlets for our old-time radio product will become limited. With fewer chains and stores available as distribution outlets, competition for shelf space will increase and our ability to sell our products could be impacted negatively. Moreover, our wholesale sales could be negatively impacted if any of our significant retail customers were to close a significant number of their locations or otherwise discontinue selling our products.

      If third parties obtain unauthorized access to our member and customer databases and other proprietary information, we would lose the competitive advantage they provide.

      We believe that our member file and customer lists are valuable proprietary resources, and we have expended significant amounts of capital in acquiring these names. Our member and customer lists, trade secrets, trademarks and other proprietary information have limited protection. Third parties may copy or obtain unauthorized access to our member and customer databases and other proprietary know-how, trade secrets, ideas and concepts.

      Competitors could also independently develop or otherwise obtain access to our proprietary information. In addition, we rent our lists for one-time use only to third parties that do not compete with us. This practice subjects us to the risk that these third parties may use our lists for unauthorized purposes, including selling them to our competitors. Our confidentiality agreements with our executive officers, employees, list managers and appropriate consultants and service suppliers may not adequately protect our trade secrets. If our lists or other proprietary information were to become generally available, we would lose a significant competitive advantage.

      If we are unable to pay our accounts payable in a timely manner, our suppliers and service providers may refuse to supply us with products or provide services to us.

      At September 30, 2002, we owed approximately $17.4 million to trade and other creditors. Approximately $4.3 million of these accounts payable were more than 60 days past due. If we do not make satisfactory payments to our vendors they may refuse to continue to provide us products or services on credit, which could interrupt our supply of products or services.

      Higher than anticipated product return rates could reduce our future operating results.

      We experienced a product return rate of approximately 26%, 24% and 25% during the years ended December 31, 2000 and 2001 and nine months ended September 30, 2002, respectively. If members and customers return products to us in the future at higher rates than in the past or than we currently anticipate, our net sales would be reduced and our operating results would be adversely affected.

      If we are unable to collect our receivables in a timely manner, it may negatively impact our cash flow and our operating results.

      We are subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. If we experience significant delays in collection or uncollectibility of accounts receivable, our liquidity and working capital position could suffer and we could be required to increase our allowance for doubtful accounts which would increase our expenses.

      Increases in costs of postage could negatively impact our operating results.

      We distribute millions of mailings each year, and postage is a significant expense in the operation of our business. We do not pass on the costs of member mailings and member solicitation packages. Even small increases in the cost of postage multiplied by the millions of mailings we conduct would result in increased expenses and would negatively impact our operating results.

      We face significant competition from a wide variety of sources for the sale of our products.

      We compete with other web sites which offer similar entertainment products or content, including digital download of spoken word content. New competitors, including large companies, may elect to enter the markets for audiobooks and spoken word content. We also compete for discretionary consumer spending with mail order clubs and catalogs, other direct marketers and retailers that offer products with similar entertainment value as audiobooks and old time radio and classic video programs, such as music on cassettes and compact discs, printed books, videos, and laser and digital video discs. Many of these competitors are well-established companies which have greater financial resources that enable them to better withstand substantial price competition or downturns in the market for spoken word content.


      The audiobook and mail order industries are intensely competitive. We compete with all other outlets through which audiobooks and other spoken word content are offered, including:

      o     bookstores;

      o     audiobook stores which rent or sell only audiobooks;

      o mail order companies that offer audiobooks for rental and sale through catalogs; and

      o retail establishments such as convenience stores, video rental stores and wholesale clubs.

      The market for digital download of spoken word content is uncertain, and we may not be able to participate in this market effectively or at all.

      Digital download of spoken word content from the Internet is a relatively new method of distribution and its growth and market acceptance is uncertain. Purchasing spoken word content over the Internet in digital download format involves adjustments in general consumer purchasing patterns, and consumers may not be willing to purchase spoken word content in digital download format. If we invest significant amounts of money and effort in developing digital download products which do not achieve widespread popularity, or if the market for digital download of spoken word content does not evolve as we anticipate, we may not be able to recover our investment.

      Our announced strategy of pursuing acquisitions could negatively impact our operating results.

      While we have announced a strategy, which includes growing by acquisition, we have not completed a major acquisition. The legal and professional costs associated with pursuing acquisitions as well as the time commitment of senior management could have a negative impact on our operating results. There can be no assurance that we will realize the perceived benefits of the acquisition.

      Risks Related to Our Financial Condition

      We have a history of losses, are not currently profitable and may incur future losses.

      Since our inception, we have incurred significant losses. We had losses of $4.8 million during the year ended December 31, 2001. As of September 30, 2002, we had an accumulated deficit of $89.6 million.

      We may not be able to meet our obligations to repurchase shares of our common stock in the future.

      We granted sellers in our acquisitions the right to sell back to us shares of our common stock that we issued to them. Unless our common stock satisfies specific price targets and/or trading volume requirements, these rights could require us to purchase up to 305,000 shares in the future at a cost to us of approximately $4.6 million. We may not have sufficient funds to meet these obligations to repurchase stock in the future.

      Risks Related to Our Capital Structure

      The Herrick family exerts significant influence over shareholder matters.

      Norton Herrick, Michael Herrick and Howard Herrick and their affiliates own approximately 32.1% of our outstanding common stock. As significant shareholders and directors, they are able generally to direct our affairs and exert significant influence over matters which require director or shareholder vote, including the election of directors, amendments to our Articles of Incorporation or approval of the dissolution, merger, or sale of MediaBay, our subsidiaries or substantially all of our assets. This concentration of ownership by the Herrick family could delay or prevent a change in our control, even when a change in control might be in the best interests of other shareholders.

      The terms of our debt impose restrictions on our business.

      As of December 13, 2002, we had approximately $4.7 million of debt outstanding under our revolving line of credit and $13.0 million principal amount of debt outstanding under convertible promissory notes. Our line of credit restricts our ability to raise financing for working capital purposes because it requires us to use any proceeds from equity or debt financings, with limited exceptions, to repay amounts outstanding under the credit agreement. In addition to limiting our ability to incur additional indebtedness, our existing indebtedness under our revolving line of credit limits or prohibits us from, among other things:

      o     merging into or consolidating with another corporation;

      o     selling all or substantially all of our assets;

      o     declaring or paying cash dividends; or

      o     materially changing the nature of our business.

      We have to make substantial payments on our debt during 2003 and 2004 and may not have the funds to do so.

      Our line of credit is due January 15, 2004, an additional $7.8 million is due upon demand of the holders which may be made at various times following repayment of the line of credit and an additional $3.2 million under convertible promissory notes is due on December 31, 2004. Additionally, we are required to make monthly payments of principal on the line of credit of $170,000 in January 2003, increasing to $180,000 in April 2003; $190,000 in July 2003 and $200,000
in October 2003. We might not have sufficient funds to repay the debt or obtain other financing to replace the debt or obtain an extension of its maturity. In addition, if an event of default occurs under the convertible promissory notes or senior credit facility, the indebtedness would become due and payable.

      Our ability to use our net operating losses may be limited in future periods, which could increase our tax liability.

      Under Section 382 of the Internal Revenue Code of 1986, utilization of prior net operating losses is limited after an ownership change, as defined in
Section 382, to an annual amount equal to the value of the corporation's outstanding stock immediately before the date of the ownership change multiplied by the long-term tax exempt rate. The additional equity financing we obtained in connection with recent financings has resulted in an ownership change and, thus, may limit our use of prior net operating losses. In the event we achieve profitable operations, any significant limitation on the utilization of net operating losses would have the effect of increasing our tax liability and reducing after tax net income and available cash reserves. We are unable to determine the availability of net operating losses since this availability is dependent upon profitable operations, which we have not achieved in prior periods.

      Our stock price has been and could continue to be extremely volatile.

      The market price of our common stock has been subject to significant fluctuations since our initial public offering in October 1997. The securities markets have experienced, and are likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, the trading price of our common stock could be subject to significant fluctuations in response to:

      o     our ability to maintain listing of our common stock on NASDAQ;

      o     actual or anticipated variations in our quarterly operating results;

      o     announcements by us or other industry participants,

      o     factors affecting the market for spoken word content;

      o     changes in national or regional economic conditions;

      o changes in securities analysts' estimates for us, our competitors' or our industry or our failure to meet such analysts' expectations; and

      o     general market conditions.

      Substantially all of restricted shares of common stock are currently eligible for sale and could be sold in the market in the near future, which could depress our stock price.

      As of December 13, 2002, we have outstanding approximately 14.3 million shares of common stock. Substantially all of our shares are currently freely trading without restriction under the Securities Act of 1933, having been registered for resale or held by their holders for over 2 years and are eligible for sale under Rule 144(e). There are currently outstanding options and warrants and other convertible securities to purchase an amount of shares substantial to the public float. Substantially all of these shares have been registered for resale. To the extent they are exercised or converted, your percentage ownership will be further diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

      Certain statements in this prospectus constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of our management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "Intent," "estimate," "anticipate," "believe," or "continue" or the negative there of or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any results, performances or achievements express or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations, include, without limitation, those discussed "the Risk Factors section" appearing elsewhere in this prospectus. Undue reference should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements.

                                 USE OF PROCEEDS

      We will not receive any proceeds from any sales of shares of common stock made from time to time hereunder by the selling shareholders. Any proceeds we receive from the exercise of warrants for cash will be used for working capital. We have agreed to bear the expenses in connection with the registration of the common stock being offered hereby by the selling shareholders.

             MATERIAL CHANGES--ADOPTION OF NEW ACCOUNTING PRINCIPLE

      In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", we ceased amortization of goodwill as of January 1, 2002. We completed the transitional impairment test, which did not result in an impairment loss. Subsequent impairment tests will be performed in the fourth quarter of each year in connection with the annual budgeting and planning process. We allocated total goodwill, net of accumulated amortization of $1,518, of $9,879 to our Radio Spirits division. The following table illustrates the impact of adoption of the non-amortization provisions of FAS 142 on the fiscal years ended December 31, 2001, 2000 and 1999:


(Unaudited; dollars in thousands, except per share data)

                                                      For the Years Ended December 31,
                                                   -------------------------------------
                                                       2001         2000          1999
                                                       ----         ----          ----
Net loss:
Reported net loss before extraordinary item        $   (4,850)  $  (52,496)   $   (6,707)
Goodwill amortization                                   1,629        2,545           507
                                                   -------------------------------------
Adjusted net loss before extraordinary item        $   (3,221)  $  (49,951)   $   (6,200)
                                                   =====================================

Reported net loss                                  $   (4,850)  $  (54,648)   $   (6,707)
Goodwill amortization                                   1,629        2,545           507
                                                   -------------------------------------
Adjusted net loss                                  $   (3,221)  $  (52,103)   $   (6,200)
                                                   =====================================

Basic and diluted loss per common share:
Reported basic and diluted loss per common share
     before extraordinary item                     $    (0.35)  $    (4.13)   $    (0.82)
Goodwill amortization                                    0.12         0.20          0.06
                                                   -------------------------------------
Adjusted diluted loss per common share
     before extraordinary item                     $    (0.23)  $    (3.93)   $    (0.76)
                                                   =====================================

Reported basic and diluted loss per common share   $    (0.35)  $    (4.30)   $    (0.82)
Goodwill amortization                                    0.12         0.20          0.06
                                                   -------------------------------------
Adjusted diluted loss per common share             $    (0.23)  $    (4.10)   $    (0.76)
                                                   =====================================

                          DESCRIPTION OF CAPITAL STOCK

General

      MediaBay is authorized to issue 150,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, of which 75,000 shares are designated as Series A Convertible Preferred Stock. As of December 13, 2002, there were 14,252,352 shares of common stock outstanding and 25,000 shares of Series A Convertible Preferred Stock outstanding.

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any preferred stock outstanding at the time, are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation or dissolution of MediaBay, the holders of common stock are entitled to receive all assets available for distribution to the shareholders after satisfaction of obligations to creditors, subject to any preferential rights of any preferred stock then outstanding. The holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the right of the holders of any shares of preferred stock which our board of directors may designate in the future.

Preferred Stock

      Authorized but undesignated shares of preferred stock may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could adversely affect the voting power of the holders of common stock and make it more difficult for a third party to gain control of MediaBay prevent or substantially delay a change of control, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

      Series A Convertible Preferred Stock

      There are currently 25,000 shares of Series A Convertible Preferred Stock outstanding. The stated value of the Series A Convertible Preferred Stock is $100.00 per share.

      Dividends. Dividends are payable on the Series A Convertible Preferred Stock quarterly, in arrears, on each March 31, June 30, September 30 and December 30 at an annual rate of $9.00 per share. Dividends are payable at the holder's option in (i) additional shares of Series A Convertible Preferred Stock
(ii) shares of common stock or (iii) cash; provided that if the holder elects to receive a dividend payment in cash, the payment will accrue until MediaBay is permitted to be made under its under its existing credit facility.

      Conversion. The Series A Convertible Preferred Stock is convertible, at the option of the holder, into a number of shares of common stock equal to a fraction, (i) the numerator of which is equal to the liquidation preference plus accrued and unpaid dividends through the conversion date and (ii) the denominator is the stock price which is currently $0.56, subject to adjustment.

      Liquidation. In the event of a liquidation, dissolution or winding up of MediaBay, the holders of Series A Convertible Preferred Stock shall be entitled to receive out of the assets of MediaBay, a sum in cash equal to $100.00 per share before any amounts are paid to the holders of MediaBay common stock.

      Voting Rights. The holders of Series A Convertible Preferred Stock shall have the number of votes equal to the number of shares of Series A Convertible Preferred Stock held multiplied by a fraction, the numerator of which is the liquidation preference and the denominator is $1.75, and shall vote together with the holders of common stock as a single class on all matters submitted to the stockholders for a vote. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required for, among other things, the creation, authorization or issuance of a series or shares of preferred stock senior to, or on parity with, the Series A Convertible Preferred Stock; a merger, consolidation or business combination in which MediaBay is not the surviving entity and MediaBay's shareholders do not hold a majority of the capital stock of the surviving entity; MediaBay to incur or permit to exist indebtedness or liens; the declaration or payment of dividends; redemption or retirement of any other capital stock; distributions to shareholders; and certain sales, transfers and dispositions of assets.

Classified Board of Directors

      Our by-laws divide our board of directors into three classes, serving staggered three-year terms. The staggered terms of the classes of directors may make it more difficult for a third party to gain control of our board or acquire MediaBay and may discourage bids for our common stock at a premium. In addition, our

Articles of Incorporation provide that shareholders may not call special meetings of shareholders unless they represent at least 25% of our outstanding voting shares of stock.

Transfer Agent

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

           SHAREHOLDERS FOR WHICH SHARES ARE BEING REGISTERED FOR SALE

      The following table sets forth information as of December 13, 2002, with respect to the shareholders for which shares are being registered for sale.

                                     Beneficial Ownership of    Shares Registered     Shares Beneficially          % of Shares
                                     Shares of Common Stock,                          Owned Assuming the       Beneficially Owned
Shareholders for Which Shares are        including Shares       Shares Registered     Sale of the Shares      Assuming the Sale of
Being Registered for Sale              Registered for Sale          for Sale              Registered          the Shares Registered
-------------------------              -------------------          --------              ----------          ---------------------
Norton Herrick                             17,562,245              3,543,303               4,693,861                  26.1%
Huntingdon Corporation                      9,325,081              9,325,081                       0                     0%
Evan Herrick                                5,502,195              5,357,115                 145,080                   1.0%

-----------------
*     Less than 1%

      The above table assumes for calculating each shareholder's beneficial percentage ownership that options, warrants and/or convertible securities that are held by such shareholder (but not held by any other selling shareholder or person) and are exercisable or convertible within 60 days from the date of this prospectus have been exercised or converted.

      Norton Herrick is our Chairman and a director of MediaBay and the President and sole shareholder of Huntingdon Corporation. Evan Herrick is a son of Norton Herrick and brother of Howard Herrick, our Executive Vice President and a director of MediaBay, and Michael Herrick, our Chief Executive Officer and a director of MediaBay.

      The shares beneficially owned by Norton Herrick represent (a) 191,700 shares of common stock, (b) 488,460 shares of common stock held by Howard Herrick, (c) 2,800,000 shares of common stock issuable upon exercise of options,
(d) the 3,543,303 shares issuable upon conversion of convertible promissory notes which are being registered for resale, (e) 928,701 shares of common stock issuable upon exercise of warrants, (f) 285,000 shares of common stock held by
M. Huddleston Enterprises, Inc. and (g) the shares individually owned by Huntingdon described below. The shares beneficially owned by Norton Herrick do not include the 2,964,180 shares held by Norton Herrick Irrevocable ABC Trust and, except as set forth above, do not include shares held directly or indirectly by his sons, Michael Herrick, Howard Herrick and Evan Herrick, or any other family members.

      The shares beneficially owned by Huntingdon Corporation represent (a) 7,022,581 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,302,500 shares of common stock issuable upon exercise of warrants, all of which are being registered for resale.

      The shares beneficially owned by Evan Herrick represent (a) the 892,857 shares of common stock issuable upon conversion of a convertible promissory note and 4,464,258 shares of common stock issuable upon conversion of preferred stock which are being registered for resale, and (b) 145,080 shares of common stock. The shares beneficially owned by Evan Herrick do not include shares held directly or indirectly by Norton Herrick, Howard Herrick and Michael Herrick or any other family member.

                              PLAN OF DISTRIBUTION

      MediaBay is registering the shares on behalf of the selling shareholders. As used herein, selling shareholders includes donees, transferees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. We have agreed to bear the expenses in connection with the registration of the shares offered and sold by the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

      The selling shareholders may effect transactions by selling shares directly to purchasers, through agents designated from time to time, or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be underwriters, within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. MediaBay has agreed to indemnify some of the selling shareholders against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

      Because selling shareholders may be deemed to be underwriters, within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act.

      Selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule.

                                 INDEMNIFICATION

      Our Articles of Incorporation and By-Laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. The Florida Business Corporation Act provides that none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to MediaBay or our shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Business Corporation Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law.

      We have entered into indemnification agreements with some of our employees, officers and consultants. Under the terms of the indemnity agreements, we have agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of us and related expenses. Provided however, that the employee, officer or consultant shall reimburse us for the amounts if the individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                  LEGAL MATTERS

      The legality of the shares of common stock offered hereby was passed upon for MediaBay, Inc. by Blank Rome Tenzer Greenblatt LLP, New York, New York.

                                     EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from MediaBay, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

      MediaBay has filed with the SEC, a Registration Statement with respect to the securities offered by this prospectus. This prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to MediaBay and this offering, reference is made to the Registration Statement, including exhibits filed therewith, which may be read and copied at the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the SEC at 450 Fifth

Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

      We have not authorized any dealer, sales person or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Incorporation of Certain Documents
  by Reference ............................................................    2
The Company ...............................................................    3
Risk Factors ..............................................................    4
Special Information Regarding
  Forward Looking Information .............................................    9
Use of Proceeds ...........................................................    9
Material Changes-Adoption of New Accounting
  Principle ...............................................................    9

Description of Capital Stock ..............................................   10
Shareholders for Which Shares
  are Being Registered for Sale ...........................................   12
Plan of Distribution ......................................................   13
Indemnification ...........................................................   14
Legal Matters .............................................................   14
Experts ...................................................................   14
Where You Can Find Information ............................................   14

                                18,225,499 Shares
                                       of
                                  Common Stock


                                 MEDIABAY, INC.


                                  -------------

                                   PROSPECTUS

                                  -------------


                             _______________ , 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution*.

      The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant:

SEC registration fee ............................................     $ 1,484.00

Legal fees and expenses .........................................      10,000.00

Accounting fees and expenses ....................................       5,000.00


Miscellaneous ...................................................       3,516.00
                                                                      ----------

Total ...........................................................     $25,000.00
                                                                      ==========

---------------------------
*     All amounts are estimated except the first item.

Item 15. Indemnification of Directors and Officers.

      The Florida Business Corporation Act (the "Florida Act") contain provisions entitling the Registrant's directors and officers to indemnification from judgments, settlements, penalties, fines, and reasonable expenses (including attorney's fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Articles of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the Florida Act, the personal liability of its directors to the Registrant or its shareholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the Florida Act as currently in effect, this provision limits a director's liability except where such director breaches a duty. The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify, and upon request shall advance expenses to, its directors and officers to the fullest extent permitted by the Florida Act. The Florida Act provides that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Act, (iii) any transaction from which the director received an improper personal benefit or
(iv) a violation of a criminal law. This provision does not prevent the Registrant or its shareholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

      Our company has entered into indemnification agreements with certain employees, officers and consultants. Pursuant to the terms of the indemnity agreements, our company has agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of our company and certain expenses related thereto. Provided however, that the employee, officer or consultant shall reimburse our company for such amounts if the such individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to such indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits

      (a)   Exhibits

Exhibit Number                Description
--------------                -----------
      5 Opinion of Blank Rome Tenzer Greenblatt LLP as to the legality of the securities being registered

      23.1      Consent of Deloitte & Touche LLP

      23.2 Consent of Blank Rome Tenzer Greenblatt LLP included in opinion filed as Exhibit 5

      24 Power of Attorney, included in the signature page of this Registration Statement

----------
*     Previously filed

Item 17. Undertakings.

      (a)   The undersigned Registrant hereby undertakes to:

      (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) Include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the Town of Cedar Knolls, State of New Jersey, on the 12th day of December 2002.

                                      MEDIABAY, INC.

                                      By: /s/ John Levy
                                         ---------------------------------
                                         John Levy, Executive Vice President and
                                          Chief Financial Officer

      Each person whose signature appears below hereby authorizes each of Norton Herrick and John Levy or either of them as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments thereto.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates indicated:

Signature                                    Title                                                  Date
---------                                    -----                                                  ----
/s/ Norton Herrick                       Director and Chairman                                      December 12, 2002
--------------------------------
Norton Herrick


/s/ Carl Wolf                            Director and Co-Chairman                                   December 12, 2002
--------------------------------
Carl Wolf


/s/ Michael Herrick                      Director and Chief Executive Officer (Principal
--------------------------------         Executive Officer)                                         December 12, 2002
Michael Herrick


/s/ Howard Herrick                       Director and Executive Vice President                      December 12, 2002
--------------------------------
Howard Herrick


                                         Executive Vice President and Chief                         December 12, 2002
/s/ John Levy                            Financial Officer (Principal Financial
--------------------------------         and Accounting Officer)
John Levy


/s/ Roy Abrams                           Director                                                   December 12, 2002
--------------------------------
Roy Abrams


/s/ Paul Ehrlich                         Director                                                   December 12, 2002
--------------------------------
Paul Ehrlich


---------------------------
Joseph R. Rosetti